LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

June 14, 2022

Via Edgar Correspondence

Melissa Kindelan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-262367

Dear Ms. Kindelan:

This letter is in response to the letter dated March 31, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 2 to Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 Submitted March 16, 2022

Cover Page

1)	We note your response to prior comment 1 and your disclosure that you do not believe that you are directly subject to the recent regulatory actions or statements by China’s government. Please clarify whether these recent statements and regulatory actions by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please include corresponding disclosure in the prospectus summary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in Amendment No. 2 to the Registration Statement to clarify that these recent statements and regulatory actions by China’s government may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also, we respectfully advise the Staff that we have included corresponding disclosure in the prospectus summary on page 13 under “Regulatory Permission” section.

2)	Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in Amendment No. 2 to the Registration Statement to disclose that we have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred. Also, we have revised to include corresponding disclosure in the prospectus summary on page 15.

Prospectus Summary

Holding Foreign Company Accountable Act, page 10

3)	Please clarify that the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act became effective on January 10, 2022.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the prospectus summary on page 10 and the risk factors on page 38 in Amendment No. 2 to the Registration Statement to clarify that the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act became effective on January 10, 2022.

Regulatory Permission, page 11

4)	We note your response to prior comment 2 and your disclosure that you believe you are not subject to the cybersecurity review by the CAC for this offering. Please revise to include a discussion of the CSRC approvals that may be necessary and clarify whether you obtained an opinion of counsel regarding required approvals from the CSRC or CAC. If not, explain why you did not consult with counsel and why you do not believe any approvals or permissions are required. If you did obtain an opinion of counsel, please identify counsel and file a consent as an exhibit to your registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the Regulatory Permission section on page 13 in Amendment No. 2 to the Registration Statement to include a discussion that no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or CAC and clarify that we have obtained an opinion of our PRC counsel, Jiangsu Junjin Law Firm, regarding this issue. Also, we respectfully advise the Staff that we have already filed a consent from Jiangsu Junjin Law Firm as Exhibit 23.3 (included in Exhibit 99.1) to our Registration Statement.

Risk Factors, page 19

5)	We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 29 in Amendment No. 2 to the Registration Statement to include risk factor disclosure to address the difficulty of bringing actions against our officers or directors and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section under “Risk Factors – Risks Related to Doing Business in China – You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

(n) Revenue recognition, page F-11

6)	We note your revised disclosures in response to prior comment 11. Please further revise to disclose the design services included in your contracts as described on pages 6 and 67. In this regard, you explain you provide a complete kitchen concept design, an equipment configuration plan, assist customers with passing inspections, create a detailed mechanical and electrical graphic design, and provide a full range of kitchen drawings. Please describe whether these are promises in your contracts and how they are considered in your accounting. To the extent they are considered a single performance obligation with the equipment, tell us how you made this determination, with reference to ASC 606-10-25-19 through 25-22, and how you concluded recognizing revenue at a point in time was appropriate. Lastly tell us how long or over what term these design services are typically provided.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on pages 65 and F-10 in Amendment No. 2 to the Registration Statement. The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed within a five-day timeframe and are inseparable from project sales. The detailed mechanical plans, electrical design, and kitchen drawings are specifically detailed for the use of the Company’s customized equipment and installation. These services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is associated with these services under ASC 606 until the point in time when the project is complete.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer